Exhibit 99.2

Advanced Health Intelligence Ltd (ASX: AHI) – Trading Halt

Description

The securities of Advanced Health Intelligence Ltd (‘AHI’) will be placed in trading halt at the request of AHI, pending it releasing an announcement. Unless ASX decides otherwise, the securities will remain in trading halt until the earlier of the commencement of normal trading on Thursday, 15 June 2023 or when the announcement is released to the market.

Issued by

Shane Falconer

Adviser, Listings Compliance

13 June 2023	Market Announcement 1/1
ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

13 June 2023

Company Announcements Office
Australian Securities Exchange

20 Bridge Street,

SYDNEY NSW 2000

By email:	tradinghaltsperth@asx.com.au

LauraGomme@asx.com.au

Dear Sir or Madam,

AHI – REQUEST FOR TRADING HALT

Advanced Health Intelligence Ltd (ASX:AHI) (‘the Company’) hereby requests that its securities be placed in a trading halt and provides the following information in accordance with ASX Listing Rule 17.1:

1.	The Company requests a trading halt immediately, pending the release of an announcement in relation to a capital raising transaction (‘the transaction’) and response to the ASX price query.

2.	The Company requests that the trading halt remain in place until the earlier of the release of the announcement regarding the transaction referred to above, or the opening of trading on Thursday, 15 June 2023.

3.	We expect the trading halt will end by the Company’s release of the announcement referred to above.

4.	The Company is not aware of any reason why the trading halt should not be granted.

This trading halt request has been approved by the Company’s Board of Directors.

Yours faithfully,

/s/ Simon Durack JP

Simon Durack JP

Company Secretary & Chief Financial Officer
Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech